FORESIGHT AUTONOMOUS HOLDINGS LTD.

7 Golda Meir

Ness Ziona

7414001 Israel

February 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	Foresight Autonomous Holdings Ltd. Registration Statement on Form F-3 Filed February 15, 2019 File No. 333-229715

Dear Ms. Woo:

Foresight Autonomous Holdings Ltd. hereby amends the Registration Statement on Form F-3 (File No. 333-229715) previously filed on February 15, 2019, to add the following language to the cover page:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

We thank the Staff for its review of the foregoing. If you have any questions or require additional information, please call our attorneys Oded Har-Even at (212) 660-5002 or David Huberman at (+972) 54-596-5967, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Very truly yours,

FORESIGHT AUTONOMOUS HOLDINGS LTD.

By:	/s/ Eli Yoresh
Eli Yoresh, Chief Financial Officer